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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of March 2005

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  X            Form 40-F
                                ---                     ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                         Yes                     No  X
                             ---                    ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.

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LOANS TO SUBSIDIARIES

     On March 10, 2005, we, Shinhan Financial Group, approved the extension of loans in the aggregate principal amount of KRW 50 billion and KRW 100 billion to Shinhan Capital and Shinhan Card respectively. The loan origination date is March 18, 2005. We will fund this loan through the issuance of debentures in the domestic market on March 18, 2005. The following is detailed summary of transactions.

* SUMMARY OF TRANSACTIONS:

< Loan to Shinhan Capital >

1. Name of the Subsidiary (debtor) :         Shinhan Capital
2. Aggregate Principal Amount of the Loan :  KRW 50 billion
3. Loan Origination Date :                   March 18, 2005
4. Total Loans to Shinhan Capital :          KRW 685,609 million
   (as of March 18, 2005)
5. Maturity :                                March 18, 2007
6. Interest Rate :                           Our domestic funding rate plus 20
                                             basis points
7. Use of Proceeds :                         Business operation
8. Date of Approval :                        March 10, 2005

< Loan to Shinhan Card >

1. Name of the Subsidiary (debtor) :         Shinhan Card
2. Aggregate Principal Amount of the Loan :  KRW 100 billion
3. Loan Origination Date :                   March 18, 2005
4. Total Loans to Shinhan Card :             KRW 1 trillion
   (as of March 18, 2005)
5. Maturity :                   1) March 18, 2007 (for 50 billion)
                                2) March 18, 2008 (for the other 50 billion)
6. Interest Rate :                           Our domestic funding rate plus 20
                                             basis points
7. Use of Proceeds :                         Business operating
8. Date of Approval :                        March 10, 2005


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer


Date : March 10, 2005